FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2010

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated December 20, 2010, Excel Maritime Enters into Period Time Charter Agreements for Seven Kamsarmax Vessels.

Exhibit 1

Excel Maritime Enters into Period Time Charter Agreements for Seven Kamsarmax Vessels

ATHENS, GREECE – December 20, 2010 – Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a leading international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into new time charter agreements for seven of its Kamsarmax vessels to first class charterers.

More specifically, the vessels M/V Iron Manolis (2007, 82,269 dwt), M/V Iron Anne (2006, 82,220 dwt), M/V Iron Brooke (2007, 82,594 dwt) and M/V Iron Lindrew (2007, 82,598 dwt), were fixed under separate time charters for a period of 11 to 13 months at a daily rate linked to the Baltic Panamax Index (BPI) with a guaranteed minimum rate (floor).

Additionally, the vessels M/V Iron Kalypso (2006, 82,224 dwt), M/V Iron Fuzeyya (2006, 82,209 dwt), the M/V Ore Hansa (2006, 82,209 dwt), were fixed under separate time charters for a period of 12 to 14 months at a daily rate linked to the Baltic Panamax Index (BPI)  with a guaranteed minimum rate (floor).

Pavlos Kanellopoulos, Chief Financial Officer of Excel, stated, “We are pleased to have announced these seven vessel fixtures which significantly increase the visibility of our cash flow generation through a time charter coverage of  45% for 2011. These charters also allow us to monetize 100% of the upside in market rates through the index-linked element, while at the same time always provide profitable rates securing our cash flow break even levels. The above mentioned fixtures are consistent with our balanced fleet deployment strategy and will enable us to capitalise on upwards market movements throughout 2011.”

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels, among which one Capesize vessel is through a majority joint venture and, together with seven Panamax vessels under bareboat charters, operates a total of 48 vessels (6 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 5 Handymax vessels) with a total carrying capacity of over 4.0 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

        www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: December 20, 2010

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer